Mail Stop 3561

December 19, 2007

Mr. Richard Nevins
Interim Chief Executive Officer
InSight Health Services Corp.
26250 Enterprise Court
Suite 100
Lake Forest, California 92630

> **Re: InSight Health Services Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 7, 2007**
> **File No. 333-146399**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 7, 2007**
> **File No. 333-146397**

Dear Mr. Nevins:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A

Notes to Interim Financial Statements

Note 2 – Reorganization

Condensed Consolidated Fresh-Start Balance Sheet, F-43

1. We reviewed your response to our prior comment three. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please revise to provide disclosures required by paragraph 39 of SOP 90-7. Specifically, (i) clarify the duration of the "short period of time" used in your common share valuation method (bullet one), how you considered the minimal volume of trading activity of your common shares during this time period to be a reliable basis for your valuation and how this was considered in your decision to primarily rely on this valuation method, (ii) disclose in sufficient detail the sensitive assumptions of your cash flow analysis (i.e. assumptions for which there is a reasonable possibility of the occurrence of a variation that would significantly affect your valuation and assumptions about anticipated conditions that are expected to be different from current conditions) used to validate your market methods, (iii) provide more detail regarding your basis for selecting $360 million in your range of enterprise values versus another amount, and (iv) clarify how you determined the $322.5 million in aggregate principal amount of debt and capital leases (e.g. amount is as of the confirmation date, July 10, 2007).

Form S-4/A filed December 7, 2007

2. Please revise your Form S-4, as necessary, to conform with any changes made as a result of our comments above.

Other Exchange Act Filings

3. Please revise your other Exchange Act reports as applicable to conform with any changes made as a result of our comments above.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Stephen C. Koval, Esq.
    Kaye Scholer LLP